SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – CVM Registration 1431-1 B3 (CPLE3, CPLE5, CPLE6) NYSE (ELP, ELPC) LATIBEX (XCOP, XCOPO) Disclosure of Material Shareholding Acquisition COPEL (“Company”) hereby informs its shareholders and the market in general that, in compliance with CVM Resolution No. 44/2021, as amended by CVM Resolution No. 60/2022, it received from Victor Adler (“Shareholder”), on May 14, 2025, the information that he has achieved, together with persons linked to him, a shareholding corresponding to approximately 17.92% of the class “A” preferred shares issued by the Company, with a total of 560,600 (five hundred and sixty thousand and six hundred) shares of that class, as per the correspondence below. Curitiba, May 15, 2025. Felipe Gutterres Vice-President of Financial and Investor Relations For further information, please contact the Investor Relations team: ri@copel.com or (41) 3331-4011

Rio de Janeiro, 14 de maio de 2025

Sr. Felipe Gutterres

Vice-Presidente de Finanças e de Relações com Investidores

Companhia Paranaense De Energia – COPEL

Prezado Senhor Diretor,

VICTOR ADLER, brasileiro, advogado, divorciado, inscrito na OAB/RJ sob o nº 21.439, inscrito no CPF/MF sob o nº 203.840.097-00, vem, pela presente, informar à Companhia que, em decorrência de operações liquidadas na Bolsa de Valores ontem, atingiu, em conjunto com pessoas vinculadas a ele, participação acionária correspondente a aproximadamente de 17,92% das ações preferenciais da classe "A" de emissão dessa empresa. Tal participação corresponde a 560.600 (quinhentas e sessenta mil e seiscentas) ações da referida classe.

Cabe salientar que a referida aquisição foi efetuada como estratégia de investimento e não objetiva alterar a administração ou a composição do controle da Companhia.

Atenciosamente,

VICTOR ADLER

Assinado de forma digital por VICTOR ADLER
Dados: 2025.05.14 17:47:26 -03'00'

Victor Adler

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 15, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.